O’Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone:	360-332-3300
Charles C. Hethey***	Brian S.R. O’Neill****	Facsimile:	360-332-2291

File #4510
March 26, 2010
VIA EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention: H. Roger Schwall, Assistant Director

Dear Sirs:

RE:	DORAL ENERGY CORP. (the “Company”)
	-	SEC File Number 000-52738
	-	Form 10-K for the Fiscal Year Ended July 31, 2009 Filed November 13, 2009 (the “2009
Form 10-K”)

We write on behalf of the Company in response to your comment letter dated February 25, 2010 regarding the above referenced filing of the Company (the “Comment Letter”). Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

ENGINEERING COMMENTS ON THE FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2009

PROPERTIES, PAGE 13

PROVED RESERVES, PAGE 14

1.

WE NOTE THE VOLUMES YOU HAVE PRESENTED AS "SPE RESERVES" DO NOT COMPLY WITH RULE 4-10(A) OF REGULATION S-X AND ARE, BY DEFINITION, UNPROVED RESERVES. INSTRUCTION 5 TO ITEM 102 OF REGULATION S-K GENERALLY PROHIBITS DISCLOSURE OF UNPROVED RESERVE VOLUMES IN DOCUMENTS FILED WITH THE COMMISSION. PLEASE AMEND YOUR DOCUMENT TO DISCLOSE ONLY THOSE PROVED RESERVES THAT COMPLY WITH RULE 4-10.

In response to this comment, the Company acknowledges that the SPE Reserves do not meet the definition of “proved oil and gas reserves” as they were not calculated in accordance with the provisions of Rule 4-10(a) of Regulation S-X. The SPE Reserve volumes disclosed in the 2009 Form 10-K were previously disclosed by the Company in its press release dated August 12, 2009. The references to SPE Reserves made in the 2009 Form 10-K were included in order to disclose the reasons why the Company’s reserve volumes as disclosed in the August 12, 2009 press release differed from the reserve volumes disclosed in the 2009 Form 10-K. The Company included this additional disclosure in an attempt to prevent reader confusion.

As the SPE Reserve volumes had previously been disclosed by the Company, we submit that their inclusion in the 2009 Form 10-K is not a material error and does not require the filing of an amendment. We note that, although Instruction 5 to Item 102 of Regulation S-K generally prohibits the disclosure of reserve estimates other than proved reserves, Instruction 5 does permit disclosure of non-proved reserve estimates where the information is required to be disclosed by foreign or state law and where disclosure of those estimates is provided in connection with an offer of a registrant’s securities.

Canadian Affiliate:	O’Neill Law Corporation
Suite 950, 650 West Georgia Street, Box 11587, Vancouver, British Columbia, Canada V6B 4N8
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars;
*** New York and British Columbia Bars; **** Nevada Bar

O’Neill Law Group PLLC	2

United States Securities and Exchange Commission
Attention: H. Roger Schwall
March 26, 2010

We also note that new Subpart 1200 to Regulation S-K, applicable to registrants with year ends after December 31, 2009, does permit disclosure of probable and possible reserves in addition to proved reserves. The Company has informed us that it will comply with the provisions of Subpart 1200 to Regulation S-K in disclosing reserve estimates in its future filings.

HANSON PROJECT – EDDY COUNTY, NEW MEXICO, PAGE 16

2.

WE NOTE THE DISCLOSURE OF 2.7 MILLION BARRELS OF PROVED UNDEVELOPED OIL EQUIVALENT RESERVES ON PAGE 14 AND YOUR STATEMENT THAT MACQUARIE BANK LIMITED DECLINED YOUR REQUEST FOR ABOUT $10 MILLION IN FUNDING TO DEVELOP 2 MMBOE OF YOUR CLAIMED PROVED UNDEVELOPED RESERVES. THE JANUARY 29, 2010 ANNOUNCEMENT OF YOUR INTENT TO SELL 50% OF YOUR EDDY COUNTY, NM OIL AND GAS ASSETS PRESENTED NO OTHER PROSPECTS FOR OBTAINING THE NECESSARY DEVELOPMENT FUNDING YOUR PUD RESERVE VOLUMES. WITHOUT REASONABLE CERTAINTY OF FINANCING, THESE VOLUMES DO NOT MEET THE CRITERIA FOR PROVED UNDEVELOPED RESERVES. PLEASE AMEND YOUR DOCUMENT TO REMOVE ALL YOUR PUD RESERVES CLAIMED AT JULY 31, 2009.

In response to this comment, the Company has informed us that at the time the 2009 Form 10-K was filed, there was a reasonable certainty that the Company would be able to obtain sufficient financing to develop the proved undeveloped reserve volumes. In September 2009, the Company received a term sheet from a third party private equity provider that would have provided the Company with up to $15,350,000 in financing. This term sheet was relied upon by Russell K. Hall and Associates, Inc. (“Hall and Associates”) in estimating the Company’s proved undeveloped reserve volumes as disclosed in the 2009 Form 10-K. Hall and Associates is an independent petroleum engineering firm that was hired by the Company to evaluate the Company’s reserve volumes. Although the Company did not ultimately proceed with the financing proposal for business reasons, the financing offer was bona fide. As a result, the Company and Hall and Associates determined that there was a “high degree of confidence” that the Company would be able to obtain sufficient financing to develop its proved undeveloped reserves. In addition, the Company was, at that time, evaluating a number of additional financing proposals presented to it by third party equity and debt financing providers. The Company’s entry into the letter of intent referred to in its January 29, 2010 press release also did not occur until well after the 2009 Form 10-K was filed.

The Company has informed us that it will comply with the provisions of Rule 4-10 of Regulation S-X and Subpart 1200 to Regulation S-K in disclosing reserve estimates in its future filings.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Christian I. Cu

CHRISTIAN I. CU

CIC/dml

cc:	Doral Energy Corp.
Attn: E. Will Gray, II, CEO